

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

<u>Via Facsimile to (888) 599-4803</u>

Timothy Barry
President and CEO
Silver Bull Resources (f/k/a Metalline Mining Company)
885 West Georgia Street, Suite 2200
Vancouver, B.C. V6C 3E8

> **Re:** **Metalline Mining Company**
> **Registration Statements on Form S-3**
> **Filed March 11, 2011**
> **File No. 333-172789**
> **Filed March 16, 2011**
> **File No. 333-172868**
> **Amended Annual Report on Form 10-K for FYE October 31, 2010**
> **Filed May 20, 2011**
> **File No. 001-33125**

Dear Mr. Barry:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ A.N. Parker *for*
>
> H. Roger Schwall
> Assistant Director

cc: Theresa M. Mehringer
        Burns Figa & Will, P.C.
        Facsimile: (303) 796-2777